FILED BY HILLTOP HOLDINGS INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: SWS GROUP, INC.

COMMISSION FILE NO. 000-19483

The information below is excerpted from the press release of Hilltop Holdings Inc. dated May 5, 2014 announcing its First Quarter 2014 financial results.

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“Hilltop was able to achieve good results in the first quarter, even as we work through costs of the First National Bank integration and continue to face market pressures in our mortgage and financial advisory businesses. The Bank organically grew its loan portfolio, while favorably resolving problem assets acquired in the FNB Transaction. Origination volume of our mortgage segment was stronger than industry trends, and our insurance segment produced impressive results as we start to see the effects of initiatives put into place in the second half of 2013.” said Jeremy Ford, CEO of Hilltop.

“We also continue to be excited about our proposed acquisition of SWS and the ability to combine its respected employees and customers with our strong platform. This transaction is part of our focused strategy to build a premier Texas-based bank and prominent diversified financial services company.”

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SWS Group Transaction

On March 31, 2014, Hilltop entered into a definitive merger agreement with SWS Group, Inc. (“SWS”) providing for the merger of SWS with and into a wholly owned subsidiary of Hilltop formed for the purpose of facilitating this transaction. SWS stockholders will receive per share consideration of 0.2496 shares of Hilltop common stock and $1.94 of cash, equating to $7.88 per share based on Hilltop’s closing price on March 31, 2014. The Company intends to fund the cash portion of the consideration through available cash. The merger is subject to customary closing conditions, including regulatory approvals and approval of the stockholders of SWS, and is expected to be completed prior to the end of 2014.

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IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction, Hilltop will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of SWS that also constitutes a prospectus of Hilltop and other relevant documents regarding the proposed transaction.  The definitive proxy statement/prospectus will be mailed to stockholders of SWS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  You may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other relevant documents filed by Hilltop or SWS with the SEC at the SEC’s website at www.sec.gov.  Copies of the documents filed by Hilltop with the SEC will be available free of charge on Hilltop’s website at www.hilltop-holdings.com or by contacting Investor Relations at 214-252-4029.

Hilltop and its respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about Hilltop’s executive officers and directors in Hilltop’s most recent proxy statement, which was filed with the SEC on May 2, 2014.

Additional information regarding the interests of such persons will be included in the proxy statement/prospectus and other relevant documents filed with the SEC when they become available.  Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from Hilltop using the sources indicated above.

FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements anticipated in such statements. Forward-looking statements speak only as of the date they are made and, except as required by law, we do not assume any duty to update forward-looking statements. Such forward-looking statements include, but are not limited to, statements about acquisitions, future financial and operating results, our plans, objectives, expectations and intentions and other statements that are not historical facts, and may be identified by words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “intends,” “may,” “probable,” “projects,” “seeks,” “should,” “would” or the negative of these words and phrases or similar words or phrases. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) risks related to our pending acquisition of SWS Group, Inc. (ii) risks associated with merger and acquisition integration; (iii) our ability to estimate loan losses; (iv) changes in the default rate of our loans; (v) risks associated with concentration in real estate related loans; (vi) our ability to obtain reimbursements for losses on acquired loans under loss-share agreements with the Federal Deposit Insurance Corporation; (vii) changes in general economic, market and business conditions in areas or markets where we compete; (viii) severe catastrophic events in our geographic area; (ix) changes in the interest rate environment; (x) cost and availability of capital; (xi) changes in state and federal laws, regulations or policies affecting one or more of our business segments, including changes in regulatory fees, deposit insurance premiums, capital requirements and the Dodd-Frank Wall Street Reform and Consumer Protection Act; (xii) our ability to use net operating loss carry forwards to reduce future tax payments; (xiii) approval of new, or changes in, accounting policies and practices; (xiv) changes in key management; (xv) competition in our banking, mortgage origination, financial advisory and insurance segments from other banks and financial institutions, as well as insurance companies, mortgage bankers, investment banking and financial advisory firms, asset-based non-bank lenders and government agencies; (xvi) failure of our insurance segment reinsurers to pay obligations under reinsurance contracts; (xvii) our ability to use excess cash in an effective manner, including the execution of successful acquisitions; and (xviii) our participation in governmental programs, including the Small Business Lending Fund. For further discussion of such factors, see the risk factors described in the Hilltop Annual Report on Form 10-K for the year ended December 31, 2013, Quarterly Report on Form 10-Q for the three months ended March 31, 2014, and other reports filed with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement.

Source: Hilltop Holdings Inc.